Exhibit 99.2

PRESS RELEASE

Immatics Announces First Quarter 2022

Financial Results and Business Update

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ACTengine® IMA203: First patients treated at RP2D in Phase 1b cohort A with IMA203 monotherapy as well as Phase 1b cohort B with IMA203/checkpoint inhibitor combination. IND for Phase 1b cohort C with 2nd-generation IMA203CD8 granted

•	Phase 1 clinical trial initiated with the first T cell engaging receptor TCER® IMA401 targeting MAGEA4/8 for patients with recurrent and/or refractory solid tumors

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New multi-program collaboration with Bristol Myers Squibb to develop allogeneic TCR-T/CAR-T programs; agreement includes $60 million upfront payment to Immatics and up to $700 million per program in milestone payments as well as tiered royalties

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Bristol Myers Squibb and Immatics are also including an additional target to their autologous TCR-T collaboration signed in 2019, Immatics to receive an upfront payment of $20 million and eligibility for milestone payments and royalties

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Cash and cash equivalents as well as other financial assets of $280.5 million (€252.7 million) as of March 31, 2022. With the upfront payment from the new collaboration agreement with Bristol Myers Squibb, cash reach into 2H 2024

Tuebingen, Germany and Houston, Texas, June 2, 2022 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today reported financial results and provided a business update for the quarter ended March 31, 2022.

Harpreet Singh, Ph.D., CEO and Co-Founder of Immatics commented, “Immatics has continued to build positive momentum in the first quarter of 2022. We have started treatment in two of three Phase 1b cohorts advancing our IMA203 TCR-T studies targeting PRAME. We have reached a key milestone by entering the first-in-human trial with our first TCR Bispecifics candidate directed against MAGEA4/A8 and have set the stage for further advancing our TCER® pipeline. We have also further strengthened our pipeline portfolio to address the needs of cancer patients by joining forces with Bristol Myers Squibb to develop multiple off-the-shelf TCR-T and/or CAR-T programs based on our allogeneic gamma-delta cell therapy platform ACTallo®.”

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First Quarter 2022 and Subsequent Company Progress

Adoptive Cell Therapy Programs

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ACTallo® and Autologous TCR-T – Immatics entered into a strategic multi-program collaboration with Bristol Myers Squibb to develop allogeneic TCR-T/CAR-T programs combining Immatics’ proprietary gamma-delta T cell-derived, allogeneic Adoptive Cell Therapy (ACT) platform ACTallo®, with a suite of next-generation technologies developed by Bristol Myers Squibb. Immatics will receive an upfront payment of $60 million and is eligible for up to $700 million per Bristol Myers Squibb program through development, regulatory and commercial milestone payments and tiered royalty payments up to low double-digit percentages on net sales. The new collaboration covers development and commercialization of two programs for Bristol Myers Squibb. Both companies have an option to develop up to four additional programs each. In addition, Bristol Myers Squibb and Immatics will expand their autologous T cell receptor-based therapy (TCR-T) collaboration signed in 2019 by including one additional TCR-T target discovered by Immatics. Immatics will receive a payment of $20 million and eligibility for milestone payments as well as tiered royalties.

•	ACTengine® IMA203 (PRAME) – Update on Phase 1b expansion cohorts:

•	Cohort A – IMA203 as monotherapy: First patient treated at provisional Recommended Phase 2 Dose (RP2D) in March

•	Cohort B – IMA203 in combination with an immune checkpoint inhibitor: First patient treated at RP2D in May

•	Cohort C – IMA203CD8, a 2nd generation monotherapy where IMA203 is co-transduced with a CD8 co-receptor: IND granted by FDA, patient enrollment planned for Q2 2022

The next data read-out for the IMA203 monotherapy cohort is planned for 2H 2022. An initial data read-out for the IMA203/immune checkpoint inhibitor combination therapy cohort and the IMA203CD8 cohort is planned for YE2022.

•	ACTengine® IMA201 (MAGEA4/A8) – Dose escalation is ongoing, target dose level to commence.

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ACTengine® IMA202 (MAGEA1) – A preliminary interim analysis from 16 patients treated in the dose escalation cohort demonstrated a favorable tolerability profile for IMA202. Signs of clinical and biological activity were observed, but were not reaching the threshold of objective responses as per RECIST1.1. Treatment-emergent adverse events for IMA202 were transient and manageable. No dose-limiting toxicities or signs of auto-immune toxicities were observed. 11 out of 16 patients (69%) showed disease control and 5 out of 16 patients (31%) showed tumor shrinkage. Maximum change of target lesion was minus 35%. Following final evaluation, Immatics plans to present the full data set at a later timepoint. Immatics management has decided not to further progress the IMA202 program into Phase 1b dose expansion and is evaluating development options and partnering opportunities for the program and the target MAGEA1.

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TCR Bispecifics Programs

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TCER® IMA401 (MAGEA4/8) – Immatics initiated a Phase 1 clinical trial with its T cell engaging receptor (TCER®) IMA401 for patients with recurrent and/or refractory solid tumors. IMA401 is the most advanced TCER® candidate and targets an HLA-A*02-presented peptide derived from both MAGEA4 and/or MAGEA8. TCER® IMA401 is being developed in collaboration with Bristol Myers Squibb. Immatics is responsible for conducting the Phase 1 clinical trial with approximately 50 patients at up to 15 centers in Germany.

•	TCER® IMA402 (PRAME) – Manufacturing of the clinical batch is on track for the 2H 2022 and initiation of the Phase 1 trial is planned in 2023.

Corporate Developments

Board of Directors Update

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Nancy Valente, M.D., was appointed to Immatics’ Board of Directors in March 2022 and will be nominated for election at Immatics’ Annual General Meeting in June 2022. She brings over 20 years of experience in oncology and hematology drug development. Additional information on all members of Immatics’ Board of Directors can be found on the Immatics website.

First Quarter 2022 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total €252.7 million ($280.5 million1) as of March 31, 2022 compared to €145.1 million ($161.1 million1) as of December 31, 2021. The increase is mainly due to the receipt of the upfront payment in connection with the collaboration agreement with Bristol Myers Squibb on IMA401, partly offset by the financing of our ongoing research and development activities. This does not include $60 million cash to be received from the collaboration agreement signed with Bristol Myers Squibb in May 2022 or the $20 million cash to be received as a result of Bristol Myers Squibb’s decision to add one additional autologous TCR-T target as part of a 2019 collaboration agreement. With the addition of these upfront payments, the Company projects a cash runway into 2H 2024.

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Revenue: Total revenue, consisting of revenue from collaboration agreements, was €102.9 million ($114.2 million1) for the three months ended March 31, 2022, compared to €7.4 million ($8.2 million1) for the three months ended March 31, 2021. The increase is mainly related to the recognition of revenue for the license portion of the collaboration agreement with Bristol Myers Squibb on IMA401.

Research and Development Expenses: R&D expenses were €25.1 million ($27.9 million1) for the three months ended March 31, 2022, compared to €23.0 million ($25.5 million1) for the three months ended March 31, 2021.

General and Administrative Expenses: G&A expenses were €9.3 million ($10.3 million1) for the three months ended March 31, 2022, compared to €8.4 million ($9.3 million1) for the three months ended March 31, 2021.

Net Income/Loss: Net income was €85.7 million ($95.1 million1) for the three months ended March 31, 2022, compared to a net loss of €22.8 million ($25.3 million1) for the three months ended March 31, 2021. The increase mainly resulted from a one-time revenue in connection with the partial recognition of the upfront payment from the collaboration with Bristol Myers Squibb on IMA401.

Full financial statements can be found in the current report on Form 6-K filed with the Securities and Exchange Commission (SEC) and published on the SEC website under www.sec.gov.

1 All amounts translated using the exchange rate published by the European Central Bank in effect as of March 31, 2022 (1 EUR = 1.1101 USD).

Upcoming Investor Conferences

•	Jefferies Global Healthcare Conference (in-person) New York, NY – June 8-10, 2022

•	Jefferies London Healthcare Conference, London, U.K. – November 15-17, 2022

To see the full list of events and presentations, visit www.investors.immatics.com/events-presentations.

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Instagram, Twitter and LinkedIn.

Forward-Looking Statements:

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

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For more information, please contact:

Media and Investor Relations Contact
Jacob Verghese or Eva Mulder
Trophic Communications
Phone: +49 89 2070 89831 or +31 6 52 33 1579 immatics@trophic.eu

Immatics N.V.
Anja Heuer	Jordan Silverstein
Director, Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

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Unaudited Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	March 31, 2022	December 31, 2021

	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	247,316	132,994
Other financial assets	5,428	12,123
Accounts receivable	742	682
Other current assets	6,432	6,408

Total current assets	259,918	152,207
Non-current assets
Property, plant and equipment	10,801	10,506
Intangible assets	1,287	1,315
Right-of-use assets	9,297	9,982
Other non-current assets	879	636

Total non-current assets	22,264	22,439

Total assets	282,182	174,646

Liabilities and shareholders’ equity
Current liabilities
Provisions	1,405	51
Accounts payable	13,304	11,624
Deferred revenue	61,444	50,402
Other financial liabilities	11,331	27,859
Lease liabilities	2,770	2,711
Other current liabilities	1,600	2,501

Total current liabilities	91,854	95,148
Non-current liabilities
Deferred revenue	67,787	48,225
Lease liabilities	6,491	7,142
Other non-current liabilities	63	68

Total non-current liabilities	74,341	55,435
Shareholders’ equity
Share capital	629	629
Share premium	570,894	565,192
Accumulated deficit	(452,151)	(537,813)
Other reserves	(3,385)	(3,945)

Total shareholders’ equity	115,987	24,063

Total liabilities and shareholders’ equity	282,182	174,646

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Unaudited Condensed Consolidated Statement of Income/(Loss) of Immatics N.V.

	Three months ended March 31,
	2022	2021

	(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	102,907	7,403
Research and development expenses	(25,144)	(23,049)
General and administrative expenses	(9,278)	(8,431)
Other income	7	239

Operating result	68,492	(23,838)
Financial income	1,759	3,464
Financial expenses	(1,117)	(1,224)
Change in fair value of warrant liabilities	16,528	(1,215)

Financial result	17,170	1,025

Income/(loss) before taxes	85,662	(22,813)
Taxes on income	—	—

Net income/(loss)	85,662	(22,813)

Net income/(loss) per share:
Basic	1.36	(0.36)
Diluted	1.35	(0.36)
Weighted average shares outstanding:
Basic	62,927,205	62,908,791
Diluted	63,402,023	62,908,791

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Unaudited Condensed Consolidated Statement of Comprehensive Income/(Loss) of Immatics N.V.

	Three months ended March 31,
	2022	2021

	(Euros in thousands)
Net income/(loss)	85,662	(22,813)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences from foreign operations	560	2,725

Total comprehensive income/(loss) for the period	86,222	(20,088)

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Unaudited Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Three months ended March 31,
	2022	2021

	(Euros in thousands)
Cash flows from operating activities
Income/(loss) before taxation	85,662	(22,813)
Adjustments for:
Interest income	(6)	(49)
Depreciation and amortization	1,636	1,094
Interest expense	162	70
Equity settled share-based payment	5,702	8,304
Net foreign exchange differences	126	318
Change in fair value of warrant liabilities	(16,528)	1,215
Changes in:
(Increase)/decrease in accounts receivable	(61)	676
(Increase)/decrease in other assets	(235)	1,207
Increase/(decrease) in accounts payable and other current liabilities	32,800	(6,645)
Interest received	6	36
Interest paid	(162)	(70)

Net cash (used in)/provided by operating activities	109,102	(16,657)

Cash flows from investing activities
Payments for property, plant and equipment	(1,156)	(565)
Cash paid for investments classified in Other financial assets	—	—
Cash received from maturity of investments classified in Other financial assets	6,993	3,126
Payments for intangible assets	(2)	(6)
Proceeds from disposal of property, plant and equipment	1	4

Net cash (used in)/provided by investing activities	5,836	2,559

Cash flows from financing activities
Proceeds from issuance of shares to equity holders of the parent	—	—
Payments for leases	(689)	(482)

Net cash (used in)/provided by financing activities	(689)	(482)

Net increase/(decrease) in cash and cash equivalents	114,249	(14,580)

Cash and cash equivalents at beginning of period	132,994	207,530

Effects of exchange rate changes on cash and cash equivalents	73	2,383

Cash and cash equivalents at end of period	247,316	195,333

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Unaudited Condensed Consolidated Statement of Changes in Shareholders’ equity of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2021	629	538,695	(444,478)	(7,459)	87,387
Other comprehensive income	—	—	—	2,725	2,725
Net loss	—	—	(22,813)	—	(22,813)
Comprehensive income/(loss) for the year	—	—	(22,813)	2,725	(20,088)
Equity-settled share-based compensation	—	8,304	—	—	8,304

Balance as of March 31, 2021	629	546,999	(467,291)	(4,734)	75,603

Balance as of January 1, 2022	629	565,192	(537,813)	(3,945)	24,063
Other comprehensive income	—	—	—	560	560
Net loss	—	—	85,662	—	85,662
Comprehensive income/(loss) for the year	—	—	85,662	560	86,222
Equity-settled share-based compensation	—	5,702	—	—	5,702
Share options exercised	—	—	—	—	—

Balance as of March 31, 2022	629	570,894	(452,151)	(3,385)	115,987

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